

August 16, 2012

Via E-mail
Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp
10580 N. McCarran Boulevard, Building 115-208
Reno, Nevada 89503

> **Re:** **Mustang Geothermal Corp**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 9, 2012**
> **Response dated August 2, 2012**
> **File No. 000-50191**

Dear Mr. Bachman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Information Required by Items of Schedule 14A, page 3

1. We note your response to comment 1 in our letter dated July 24, 2012. Please revise to further clarify the significance of the transaction. For example, it appears that due to their indirect ownership of Mustang Geothermal Corp and North Homestake Mining Company, Messrs. Bachman and Aberle, currently de minimis shareholders, will acquire substantially controlling interests after closing. See Item 14(b)(1) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management as of February 15, 2012, and Post-Closure of the Common Stock Share Exchange Agreement, page 16

2. We note your response to comment 2 in our letter dated July 24, 2012. Please disclose the natural person(s) with ultimate voting or investment control over the shares held by the entities identified in the tables. Refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations located at the Commission website, www.sec.gov.

       Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536, with any questions.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director

cc: Tad Mailander, Esq.